January 4, 2012

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated January 4, 2012, regarding
Mercator Minerals Ltd.
Amendment No. 2 to Registration Statement on Form 40-FR12G
Filed December 22, 2011
File No. 000-54543

Dear Mr. Reynolds:

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the January 4, 2012 letter regarding the above-referenced Amendment No. 2 to the Registration Statement on Form 40-F (File No. 000-54543) filed by Mercator Minerals Ltd. (the “Company”) on December 22, 2011. The Company filed the original registration statement on Form 40-F with the Commission on November 8, 2011 (the “Registration Statement”) and amendment No. 1 to the Registration Statement on December 7, 2011. For your convenience, the Staff’s comment is included below and we have numbered our response accordingly.

Our response is as follows:

General

Staff Comment No. 1:

We re-issue comment 8 from our original letter of December 5, 2011. Please provide supplementally your annual production and reserve reconciliation information which has been prepared since your 2006 Mineral Park Technical Report, confirming your 2010 mineral reserves.

Mercator Minerals’ Response No.1:

The requested supplemental information was sent to George K. Schuler on January 4, 2012.

* * * * *

The Company affirms the following statements.

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

John Reynolds
January 4, 2012

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding our response letter, please do not hesitate to contact Kenneth Sam, the Company’s counsel at Dorsey & Whitney LLP at 416-367-7373.

Sincerely, Mercator Minerals Ltd.

/s/ Marc Leblanc
Name:	Marc Leblanc
Title:	Corporate Secretary

cc: Kenneth G. Sam, Esq.